                                                                 Morgan Stanley
                                                                 Charter Series

      December 2002
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated July 29,
2002.

                                                       Issued: January 31, 2003

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                              INCEPTION-
                                                                               TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000   2001   2002     RETURN     RETURN
FUND                %       %    %    %    %      %       %      %      %         %          %
---------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --     --    (4.2)    (4.2)       --
                                                                      (3 mo.)
---------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8  (3.3)   29.1     118.4       9.3
                 (10 mos.)
---------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0   9.7    36.8      88.4      17.9
                                               (10 mos.)
---------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1  (11.3)  21.1      11.8       3.0
                                               (10 mos.)
---------------------------------------------------------------------------------------------------
Charter Welton..    --      --  --    --  --    (10.7)   (8.2) (13.0)   5.5     (24.8)     (7.2)
                                               (10 mos.)
---------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

c/o Managed Futures Department
Harborside Financial Center, Plaza Two, 1st Floor
Jersey City, New Jersey 07311
Telephone (201) 209-8400

Morgan Stanley Charter Series
Monthly Report
December 2002

Dear Limited Partner:

  The Net Asset Value per Unit for each of the five Morgan Stanley Charter Funds as of December 31, 2002 was as follows:

                                                                 % CHANGE FOR
  FUND                                                    N.A.V.    MONTH
  ---------------------------------------------------------------------------
  Charter Campbell                                         $9.58     3.42%
  ---------------------------------------------------------------------------
  Charter MSFCM                                           $21.84     6.26%
  ---------------------------------------------------------------------------
  Charter Graham                                          $18.84     9.62%
  ---------------------------------------------------------------------------
  Charter Millburn                                        $11.18     8.69%
  ---------------------------------------------------------------------------
  Charter Welton                                           $7.52    15.13%
  ---------------------------------------------------------------------------

  Limited Partners are advised that, effective October 1, 2002, Morgan Stanley Charter Campbell L.P. commenced trading as the fifth fund in the Morgan Stanley Charter Series. Campbell & Company, Inc., the trading advisor to Charter Campbell, utilizes its Financial, Metal & Energy Large Portfolio on behalf of Charter Campbell, pursuant to which it trades futures, forwards, and options contracts using proprietary technical trading methods.

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  Special Notice to Limited Partners of Morgan Stanley Charter Welton L.P.

  As notified under separate cover dated December 16, 2002, Limited Partners of Morgan Stanley Charter Welton L.P. ("Charter Welton") are advised that Demeter Management Corporation, the general partner of Charter Welton, has determined to terminate trading within the Fund effective December 31, 2002, and commence dissolution pursuant to the Fund's Limited Partnership Agreement.

  Limited Partners are advised of recent changes to the Board of Directors and Officers of Demeter Management Corporation (the "General Partner"):

  Mr. Robert E. Murray resigned the position of President of Demeter Management Corporation (the "General Partner"). Mr. Murray will, however, retain his position as Chairman and a Director of the General Partner.

  Mr. Jeffrey A. Rothman, age 41, was named President and a Director of the General Partner. Mr. Rothman is the Executive Director of Morgan Stanley Managed Futures, responsible for overseeing all aspects of the firm's managed futures department. He is also President and a Director of Morgan Stanley Futures & Currency Management Inc., Morgan Stanley's internal commodity trading advisor. Mr. Rothman has been with the Managed Futures Department for sixteen years and most recently held the position of National Sales Manager, assisting Branch Managers and Financial Advisors with their managed futures education, marketing, and asset retention efforts. Throughout his career, Mr. Rothman has helped with the development, marketing, and administration of approximately 33 commodity pool investments. Mr. Rothman is an active member of the Managed Funds Association and serves on its Board of Directors.

  Mr. Frank Zafran, age 47, is an Executive Director of Morgan Stanley and, in September 2002, was named Chief Administrative Officer of Morgan Stanley's Global Products and Services Division. Mr. Zafran joined the firm in 1979 and has held various positions in Corporate Accounting and the Insurance Department, including Senior Operations Officer--Insurance Division, until his appointment in 2000 as Director of 401(k) Plan Services, responsible for all aspects of 401(k) Plan Services including marketing, sales and operations. Mr. Zafran received a B.S. degree in Accounting from Brooklyn College, New York. Mr. Zafran will become a Director of the General Partner and of Morgan Stanley Futures & Currency Management Inc. once he has registered with the National Futures Association as an associated person of both firms, which registration is currently pending.

  Mr. Raymond E. Koch resigned the position of Chief Financial Officer of the General Partner.

  Mr. Jeffrey D. Hahn, age 45, was named Chief Financial Officer of the General Partner. Mr. Hahn began his career at Morgan Stanley in 1992 and is currently an Executive Director responsible for the management and supervision of the accounting, reporting, tax and finance functions for the firm's private equity, managed futures, and certain legacy real estate investing activities. He is also Chief Financial Officer of Morgan Stanley Futures & Currency Management Inc. From August 1984 through May 1992, Mr. Hahn held various positions as an auditor at Coopers & Lybrand, specializing in manufacturing businesses and venture capital organizations. Mr. Hahn received his B.A. in economics from St. Lawrence University in 1979, an M.B.A. from Pace University in 1984, and is a Certified Public Accountant.

  I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the Partnership income, loss and deductions for calendar year 2002 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Financial Advisor.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o Managed Futures Department, Harborside Financial Center, Plaza Two, 1st Floor, Jersey City, New Jersey, 07311 or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
President
Demeter Management Corporation
General Partner

CHARTER CAMPBELL

                                    [CHART]

                Month ended         YTD ended
              December 31, 2002   December 31, 2002
              -----------------   -----------------
Currencies          2.27%               2.76%
Interest Rates      1.68%               0.64%
Stock Indices       0.09%              -1.36%
Energies           -0.23%              -4.18%
Metals              0.30%               0.12%

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, gains were experienced from long positions in the euro and British pound versus the U.S. dollar as the dollar's value weakened amid investors' fears concerning increased global tensions, specifically the looming threat of a military strike against Iraq and the resumption of North Korea's nuclear program.
..  In the global interest rate futures markets, gains resulted from long
   European and U.S. interest rate futures positions as prices trended higher as investors shifted assets out of stocks and into bonds amid continued geopolitical turmoil.
.. In the metals futures markets, long positions in gold futures resulted in gains as prices climbed higher amid investors' fears concerning weaker global equity prices and the looming threat of a military strike against Iraq and North Korea.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the energy futures markets, losses were recorded from short positions in crude oil futures as prices reversed higher amid supply concerns resulting from increased tensions with Iraq and continued labor unrest among oil refining facilities in Venezuela, one of the world's largest exporters.

CHARTER MSFCM

                                    [CHART]

                   Month ended           YTD ended
                 December 31, 2002    December 31, 2002
                 -----------------    -----------------
Currencies             8.99%               21.66%
Interest Rates         1.40%               23.28%
Stock Indices         -0.43%               -0.43%
Energies              -0.32%                1.27%
Metals                -2.79%               -6.52%

Note: Reflects trading results only and does not include fees or interest income.
FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, gains were recorded from long positions in the euro, Swiss franc, and Swedish krona versus the U.S. dollar as the value of the U.S. dollar weakened amid investors' fears concerning increased global tensions, specifically the looming threat of a military strike against Iraq and the resumption of North Korea's nuclear program. Additional gains resulted from long positions in the euro versus the British pound.
.. In the global interest rate futures markets, gains stemmed from long positions in European interest rate futures as prices trended higher as investors shifted assets out of stocks and into bonds amid continued geopolitical turmoil.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the metals futures markets, losses were recorded from long positions in copper futures as prices declined during the month amid falling equity prices, increased pessimism regarding consumer spending, and reduced industrial demand.
.. In the global stock index futures markets, losses were experienced early in the month from long positions in U.S. stock index futures as prices declined on geopolitical worries and concerns regarding corporate earnings.
.. In the energy futures markets, losses resulted early in the month from short positions in crude oil futures as prices reversed higher amid supply concerns resulting from increased tensions with Iraq and continued labor unrest among oil refining facilities in Venezuela, one of the world's largest exporters.

CHARTER GRAHAM

                                    [CHART]

                   Month ended           YTD ended
                 December 31, 2002    December 31, 2002
                 -----------------    -----------------
Currencies            6.96%                21.35%
Interest Rates        3.02%                23.40%
Stock Indices         0.94%                 6.10%
Energies              0.62%                -3.68%
Metals               -1.45%                -4.89%
Agriculturals         0.07%                 6.59%


Note: Reflects trading results only and does not include fees or interest income.
FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, gains were recorded from long positions in the euro and Swiss franc versus the U.S. dollar as the dollar's value weakened amid investors' fears concerning increased global tensions, specifically the looming threat of a military strike against Iraq and the resumption of North Korea's nuclear program. Additional gains stemmed from long positions in the South African rand as the value of the rand approached a 16-month high versus the U.S. dollar.
.. In the global interest rate futures markets, gains resulted from long positions in European interest rate futures as prices trended higher as investors shifted assets out of stocks and into bonds amid continued geopolitical turmoil.
.. In the global stock index futures markets, short positions in Asian stock index futures resulted in gains as prices declined amid continued weakness on Wall Street and a sudden strengthening in the Japanese yen.
.. In the energy futures markets, gains stemmed from long positions in natural gas futures as prices trended to a 19-month high amid colder weather in the Northeastern U.S. and a drop in supplies as reported by the U.S. Energy Department.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the metals futures markets, losses resulted from long positions in copper futures as prices declined during the month amid falling equity prices, increased pessimism regarding consumer spending, and reduced industrial demand.

CHARTER MILLBURN


                                    [CHART]

                  Month ended         YTD ended
                December 31, 2002   December 31, 2002
                -----------------   -----------------
Currencies            2.26%             11.22%
Interest Rates        2.72%             18.37%
Stock Indices        -0.04%              1.71%
Energies              2.78%             -0.39%
Metals                0.82%             -0.54%
Agriculturals         0.13%             -2.42%

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the energy futures markets, gains were recorded from long positions in natural gas futures as prices trended to a 19-month high amid colder weather in the Northeastern U.S. and a drop in supplies as reported by the U.S. Energy Department. Additional gains were recorded from long unleaded gas futures positions as prices rose in response to higher oil prices.
.. In the global interest rate futures markets, gains resulted from long positions in European interest rate futures as prices trended higher as investors shifted assets out of stocks and into bonds amid continued geopolitical turmoil.
.. In the currency markets, profits were recorded from long positions in the euro versus the U.S. dollar as the dollar's value weakened amid investors' fears concerning increased global tensions, specifically the looming threat of a military strike against Iraq and the resumption of North Korea's nuclear program.
.. In the metals futures markets, gains were recorded from long positions in gold futures as prices climbed higher amid anxieties concerning weaker global equity prices and the threat of military action against Iraq and North Korea.

CHARTER WELTON

                                    [CHART]

                   Month ended           YTD ended
                 December 31, 2002    December 31, 2002
                 -----------------    -----------------
Currencies            4.27%                 -5.22%
Interest Rates        7.38%                 34.23%
Stock Indices        -0.51%                 -4.42%
Energies              3.91%                 -3.24%
Metals                0.08%                 -1.86%
Agriculturals         0.22%                 -3.90%


Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global interest rate futures markets, gains were recorded from long positions in U.S. interest rate futures as prices increased as investors shifted assets out of stocks and into bonds amid continued geopolitical turmoil.
.. In the currency markets, gains were recorded from long positions in the euro relative to the U.S. dollar as the dollar's value weakened amid investors' fears concerning increased global tensions, specifically the looming threat of a military strike against Iraq and the resumption of North Korea's nuclear program.
.. In the energy futures markets, gains were recorded from long positions in natural gas futures as prices trended to a 19-month high amid weather related supply concerns. Additional gains resulted from long positions in crude oil futures as prices trended higher throughout the month amid supply concerns resulting from increased tensions with Iraq and continued labor unrest among oil refining facilities in Venezuela, one of the world's largest exporters.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global stock index futures markets, losses were recorded early in the month from long positions in U.S. stock index futures as equity prices declined on geopolitical worries and concerns regarding corporate earnings.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED DECEMBER 31, 2002  (UNAUDITED)

                                               MORGAN STANLEY
                                           CHARTER CAMPBELL L.P.
                                          ------------------------
                                                   PERCENTAGE OF
                                                  DECEMBER 1, 2002
                                                     BEGINNING
                                          AMOUNT  NET ASSET VALUE
                                          ------- ----------------
                                            $            %
             REVENUES
             Trading profit (loss):
               Realized                   106,356        .70
               Net change in unrealized   523,149       3.43
                                          -------       ----
                Total Trading Results     629,505       4.13
             Interest income (Note 2)      13,716        .09
                                          -------       ----
                Total Revenues            643,221       4.22
                                          -------       ----

             EXPENSES
             Brokerage fees (Note 2)       85,912        .56
             Management fees (Note 2 & 3)  35,003        .24
                                          -------       ----
                Total Expenses            120,915        .80
                                          -------       ----
             NET INCOME                   522,306       3.42
                                          =======       ====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED DECEMBER 31, 2002  (UNAUDITED)

                                                        MORGAN STANLEY
                                                     CHARTER CAMPBELL L.P.
                                              -----------------------------------
                                                  UNITS        AMOUNT    PER UNIT
                                              -------------  ----------  --------
                                                                 $          $
Net Asset Value, December 1, 2002             1,649,295.352  15,273,277    9.26
Net Income                                          --          522,306     .32
Redemptions                                      (2,118.644)    (20,297)   9.58
Subscriptions                                   399,494.419   3,827,157    9.58
                                              -------------  ----------
Net Asset Value, December 31, 2002            2,046,671.127  19,602,443    9.58
                                              =============  ==========

                                 MORGAN STANLEY
                               CHARTER MSFCM L.P.
                          ---------------------------
                                       PERCENTAGE OF
                                      DECEMBER 1, 2002
                                         BEGINNING
                            AMOUNT    NET ASSET VALUE
                          ----------  ----------------
                              $              %
                          (2,639,394)      (3.46)
                           7,886,539       10.35
                          ----------       -----
                           5,247,145        6.89
                              78,485         .10
                          ----------       -----
                           5,325,630        6.99
                          ----------       -----

                             428,726         .56
                             127,030         .17
                          ----------       -----
                             555,756         .73
                          ----------       -----
                           4,769,874        6.26
                          ==========       =====



                                MORGAN STANLEY
                              CHARTER MSFCM L.P.
                      -----------------------------------
                          UNITS        AMOUNT    PER UNIT
                      -------------  ----------  --------
                                         $          $

                      3,708,191.169  76,217,977   20.55
                            --        4,769,874    1.29
                        (12,643.108)   (276,125)  21.84
                        167,903.210   3,667,007   21.84
                      -------------  ----------

                      3,863,451.271  84,378,733   21.84
                      =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED DECEMBER 31, 2002  (UNAUDITED)

                                               MORGAN STANLEY
                                             CHARTER GRAHAM L.P.
                                         ---------------------------
                                                     PERCENTAGE OF
                                                    DECEMBER 1, 2002
                                                       BEGINNING
                                           AMOUNT   NET ASSET VALUE
                                         ---------- ----------------
                                             $             %
            REVENUES
            Trading profit (loss):
              Realized                    2,452,900       2.42
              Net change in unrealized    7,925,262       7.82
                                         ----------      -----
               Total Trading Results     10,378,162      10.24
            Interest income (Note 2)        113,169        .11
                                         ----------      -----
               Total Revenues            10,491,331      10.35
                                         ----------      -----

            EXPENSES
            Brokerage fees (Note 2)         570,067        .56
            Management fees (Note 2 & 3)    168,909        .17
                                         ----------      -----
               Total Expenses               738,976        .73
                                         ----------      -----
            NET INCOME                    9,752,355       9.62
                                         ==========      =====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED DECEMBER 31, 2002  (UNAUDITED)

                                           MORGAN STANLEY
                                        CHARTER GRAHAM L.P.
                                ------------------------------------
                                    UNITS         AMOUNT    PER UNIT
                                -------------  -----------  --------
                                                    $          $
            Net Asset Value,
              December 1, 2002  5,896,414.612  101,345,236   17.19
            Net Income                --         9,752,355    1.65
            Redemptions           (25,596.959)    (482,247)  18.84
            Subscriptions         306,840.579    5,780,876   18.84
                                -------------  -----------
            Net Asset Value,
             December 31, 2002  6,177,658.232  116,396,220   18.84
                                =============  ===========

                  MORGAN STANLEY              MORGAN STANLEY
               CHARTER MILLBURN L.P.        CHARTER WELTON L.P.
            --------------------------  --------------------------
                        PERCENTAGE OF               PERCENTAGE OF
                       DECEMBER 1, 2002            DECEMBER 1, 2002
                          BEGINNING                   BEGINNING
              AMOUNT   NET ASSET VALUE    AMOUNT   NET ASSET VALUE
            ---------  ---------------- ---------  ----------------
                $             %             $             %

             (829,333)      (2.10)      1,875,877       15.95
            4,509,928       11.40         (24,226)       (.21)
            ---------       -----       ---------       -----
            3,680,595        9.30       1,851,651       15.74
               48,632         .12          14,116         .12
            ---------       -----       ---------       -----
            3,729,227        9.42       1,865,767       15.86
            ---------       -----       ---------       -----

              222,620         .56          66,156         .56
               65,962         .17          19,602         .17
            ---------       -----       ---------       -----
              288,582         .73          85,758         .73
            ---------       -----       ---------       -----
            3,440,645        8.69       1,780,009       15.13
            =========       =====       =========       =====



              MORGAN STANLEY                      MORGAN STANLEY
           CHARTER MILLBURN L.P.                CHARTER WELTON L.P.
    ----------------------------------- -----------------------------------
        UNITS        AMOUNT    PER UNIT     UNITS        AMOUNT    PER UNIT
    -------------  ----------  -------- -------------  ----------  --------
                       $          $                        $          $

    3,846,280.839  39,576,939   10.29   1,801,543.575  11,760,999    6.53
          --        3,440,645     .89         --        1,780,009     .99
      (23,805.082)   (266,141)  11.18    (351,176.252) (2,640,845)   7.52
      136,708.248   1,528,398   11.18         --           --        7.52
    -------------  ----------           -------------  ----------

    3,959,184.005  44,279,841   11.18   1,450,367.323  10,900,163    7.52
    =============  ==========           =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), Morgan Stanley Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts and forward contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW, Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley.
  Effective December 31, 2002, Demeter has determined to terminate trading in Charter Welton and commence dissolution of the Partnership pursuant to its Limited Partnership Agreement.
  Effective July 29, 2002, Charter Campbell was added to the Charter Series and began trading on October 1, 2002.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.75% of the Partnership's Net Assets as of the first day of each month (a 6.75% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the Limited Partners or the Partnerships. Morgan Stanley DW pays all such costs.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


REDEMPTIONS. Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Charter Welton has terminated trading on December 31, 2002 and will commence dissolution pursuant to the Fund's Limited Partnership Agreement. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Charter MSFCM pays management and incentive fees (if any) to MSFCM.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of Charter Campbell, Charter MSFCM, Charter Graham, Charter Millburn and Charter Welton, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Charter Welton L.P.
  Welton Investment Corporation

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)


Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Each Partnership pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) or, in the case of Charter Campbell, a monthly fee equal to 1/12 of 2.75% (a 2.75% annual rate), of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham, Charter Millburn and Charter Welton.
  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

                      This page intentionally left blank.

                                   PRESORTED
                               FIRST CLASS MAIL
                                 U.S. POSTAGE
                                     PAID
                                  PERMIT #374
                                 LANCASTER, PA
                    Harborside Financial Center, Plaza Two
                    Attention: Managed Futures, 1st Floor
                    Jersey City, NJ 07311
                             [LOGO] Morgan Stanley

ADDRESS SERVICE REQUESTED


[LOGO] printed on recycled paper